SEC[barcode]MMISSION
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02021207

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RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Road, Suite 304
(No. and Street)

Westbury	New York	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Cassese (516) 622-3100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muhlstock Holzwanger LLP
(Name – *if individual, state last, first, middle name*)

1 Penn Plaza, Suite 2200	New York	New York	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Cassese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

RUSSELL J. SPERANZA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01SP4747588
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 7/28/02

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

MORGAN WILSHIRE SECURITIES, INC.

TABLE OF CONTENTS

MUHLSTOCK HOLZWANGER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgan Wilshire Securities, Inc.

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York Muhlstock Holzwanger LLP
February 11, 2002

MUHLSTOCK HOLZWANGER, LLP
Certified Public Accountants
One Penn Plaza, Suite 2200
New York, NY 10119
(212) 290-2790, Fax (212) 290-2590

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,269,317
Receivable from clearing broker, including clearing deposit of $100,715	143,269
Securities owned, at market	21,094
Other assets	2,394
Total assets	$ 1,436,074

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Account payable and accrued expenses	$ 429,015
Commissions payable	196,322
Total Liabilities	625,337
Commitment and Contingencies	
Stockholders' Equity	
Common stock, $0.10 par value authorized 1,000 shares issued and outstanding 293 shares	29
Capital in excess of par value	670,171
Retained earnings	140,537
Total Stockholders' Equity	810,737
Total liabilities and Stockholder's Equity	$ 1,436,074

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 4,174,953
Interest and dividends	32,448
Total Revenues	4,207,401
Expenses	
Employee compensation and related benefits	2,397,675
Administrative fees	734,316
Communication	61,240
Occupancy	255,777
Trading expenses	283,769
Other	398,252
Total Expenses	4,131,029
Net Income	$ 76,372

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Capital In Excess of Par Value	Retained Earnings
	Shares	Amount		
Balance, beginning of year	293	$ 29	$ 670,171	$ 64,165
Net income	-	-	-	76,372
Balance, end of year	293	$ 29	$ 670,171	$ 140,537

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ 76,372
Adjustments to reconcile net income to net cash used in operating activities:	
Increase (decrease) in cash attributable to changes in assets and liabilities:	
Receivable from clearing broker	(5,370)
Securities owned	26,801
Other assets	834
Accounts payable and accrued expenses	(73,342)
Commissions payable	3,286
Net cash used in operating activities	28,581
Net increase in cash and cash equivalents	28,581
Cash and cash equivalents	
Beginning of year	1,240,736
End of year	$ 1,269,317

See accompanying notes to financial statements.

NOTE 1 NATURE OF OPERATIONS

Morgan Wilshire Securities, Inc. (the Company) is a broker-dealer located in Westbury, New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of agency commission transactions and securities principal trading activities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Securities Owned, at market

All investments owned are valued at market and unrealized gains and losses are reflected in revenue.

Income Taxes

The stockholders of the Company have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the individual stockholders are liable for the taxes on corporate income and receive the benefit of corporate losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 COMMITMENT AND RELATED PARTY TRANSACTIONS

The Company is obligated under an administrative services agreement with BCMF Management Holdings, LLC. (BCMF), a New York limited liability company, member managed by the Company's officers. The agreement expires in 2003 and calls for BMCF to provide administrative services to the Company for a fee equal to BMCF's actual costs plus 10%, not to exceed 20% of the revenues of the Company. Administrative fees were approximately $734,000 for 2001 and the accounts payable and accrued expenses were approximately $430,000 at December 31, 2001.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company's net capital was approximately $787,000, which was approximately $687,000 in excess of its minimum required net capital of $100,000.

NOTE 5 EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6 OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 6 OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - Continued

In addition, all of the Company's securities transactions and the receivable from the clearing broker at December 31, 2001 are pursuant to this clearance agreement.

In the normal course of business, the Company's customers' activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7 CONTINGENCIES

The Company, in the ordinary course of business, has been named in various arbitrations before the NASD. The claimants are seeking compensatory damages based upon a variety of allegations. The company's management and legal counsel believe the Company has meritorious defenses against these claimants. The ultimate outcome of these matters cannot be predicted and an unfavorable outcome could have a material adverse effect on the Company's financial position, results of operations and cash flows.

NOTE 8 RETIREMENT PLAN

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. For the year ended December 31, 2001, the Company made no matching contributions.

MORGAN WILSHIRE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

Net Capital		
Total stockholders' equity		$ 810,737
Less - nonallowable assets, other assets		2,394
Net capital before haircuts		808,343
Haircuts		
Money market fund		17,568
Securities		3,526
		21,094
Net Capital		787,249
Aggregate Indebtedness		
Accounts payable and accrued expenses		429,015
Commissions payable		196,322
Total Aggregate indebtedness		625,337
Computed minimum net capital required		
(6.67% times aggregate indebtedness of $625,337)		41,689
Minimum dollar net capital required		100,000
Excess net capital ($787,249-$100,000)		687,249
Percentage of aggregate indebtedness to net capital	$ 625,337 / $ 787,249	79.43%

Board of Directors
Morgan Wilshire Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Morgan Wilshire Securities Inc. (the "Company") as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MUHLSTOCK HOLZWANGER, LLP
Certified Public Accountants
One Penn Plaza, Suite 2200
New York, NY 10119
(212) 290-2790, Fax (212) 290-2590

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Morgan Wilshire Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 11, 2002